CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2006	2005
Basic Earnings Per Share
Net income	$773,906	$666,813

Weighted average common shares	2,572,089	2,644,965

Basic Earnings Per Share	$0.30	$0.25

Diluted Earnings Per Share
Net income	$773,906	$666,813

Weighted average common shares	2,572,089	2,644,965
Weighted average effect of assumed stock options	4,005	8,797

Total	2,576,094	2,653,762

Diluted Earnings Per Share	$0.30	$0.25

20.